Exhibit 21.1

Subsidiaries of ADA-ES, Inc

Name*	State of Organization
ADA Environmental Solutions, LLC	Colorado

ADA Carbon Solutions, LLC	Delaware

Clean Coal Solutions, LLC	Colorado

Crowfoot Supply Company LLC	Delaware

Morton Environmental Products, LLC	Delaware

Red River Environmental Products, LLC	Delaware

Underwood Environmental Products, LLC	Delaware

Five Forks Mining, LLC	Delaware

*	Each subsidiary does business under its chartered name.